UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Carbon Natural Gas Company

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

14115T109

(CUSIP Number)

Bryan H. Lawrence

Yorktown Partners LLC

410 Park Avenue

19th Floor

New York, New York 10022

(212) 515-2112

Copies to:

Ann Marie Cowdrey

Thompson & Knight LLP

One Arts Plaza

1722 Routh Street, Suite 1500

Dallas, Texas 75201-2533

(214) 969-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 15, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14115T109

(1)	Names of Reporting Persons YORKTOWN ENERGY PARTNERS XI, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 30,555,556(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 30,555,556(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 30,555,556(1)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 21.6% (2)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Includes 30,555,556 shares of common stock, par value $0.01 per share (“Common Stock”) of Carbon Natural Gas Company (the “Issuer”), which may be acquired upon exercise of the Warrant (as defined in Item 3).
(2)	Percentage of class calculated based on 110,638,849 total outstanding shares of Common Stock of the Issuer as of November 10, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on November 14, 2016, plus 30,555,556 shares of Common Stock issuable upon the exercise of the Warrant.

CUSIP No. 14115T109

(1)	Names of Reporting Persons YORKTOWN XI COMPANY LP
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 30,555,556(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 30,555,556(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 30,555,556 (1) (2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 21.6% (3)
(14)	Type of Reporting Person (See Instructions) PN

(1)	Includes 30,555,556 shares of Common Stock of the Issuer which may be acquired upon exercise of the Warrant (as defined in Item 3).
(2)	The Warrant is directly held by Yorktown Energy Partners XI, L.P. (“Yorktown XI”). Yorktown XI Company LP is the sole general partner of Yorktown XI. As a result, Yorktown XI Company LP may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI. Yorktown XI Company LP disclaims beneficial ownership of the securities owned by Yorktown XI in excess of its pecuniary interests therein.
(3)	Percentage of class calculated based on 110,638,849 total outstanding shares of Common Stock of the Issuer as of November 10, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2016, plus 30,555,556 shares of Common Stock issuable upon the exercise of the Warrant.

CUSIP No. 14115T109

(1)	Names of Reporting Persons YORKTOWN XI ASSOCIATES LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds (See Instructions) OO
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	(7)	Sole Voting Power 0
	(8)	Shared Voting Power 30,555,556(1)
	(9)	Sole Dispositive Power 0
	(10)	Shared Dispositive Power 30,555,556(1)
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person 30,555,556 (1) (2)
(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
(13)	Percent of Class Represented by Amount in Row (11) 21.6% (3)
(14)	Type of Reporting Person (See Instructions) OO

(1)	Includes 30,555,556 shares of Common Stock of the Issuer, which may be acquired upon exercise of the Warrant (as defined in Item 3).
(2)	The Warrant is directly held by Yorktown XI. Yorktown XI Company LP is the sole general partner of Yorktown XI and Yorktown XI Associates LLC is the sole general partner of Yorktown XI Company LP. As a result, Yorktown XI Associates LLC may be deemed to have the power to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI. Yorktown XI Company LP and Yorktown XI Associates LLC disclaim beneficial ownership of the securities owned by Yorktown XI in excess of their respective pecuniary interests therein.
(3)	Percentage of class calculated based on 110,638,849 total outstanding shares of Common Stock of the Issuer as of November 10, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2016, plus 30,555,556 shares of Common Stock issuable upon the exercise of the Warrant.

.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 per share (“Common Stock”), of Carbon Natural Gas Company, a Delaware corporation (the “Company”), whose principal executive offices are located at 1700 Broadway, Suite 1170, Denver, Colorado 80290.

Item 2. Identity and Background.

a) This statement is filed by Yorktown Energy Partners XI, L.P., a Delaware limited partnership (“Yorktown XI”), Yorktown XI Company LP, a Delaware limited partnership (“Yorktown XI Co”), and Yorktown XI Associates LLC, a Delaware limited liability company (“Yorktown XI Associates” and together with Yorktown XI and Yorktown XI Co, the “Reporting Persons”).

b) The principal business address of each of the Reporting Persons is 410 Park Avenue, 19th Floor, New York, New York 10022.

c) The principal business of Yorktown XI is investing in equity securities of energy companies. The principal business of Yorktown XI Co is managing Yorktown XI. The principal business of Yorktown XI Associates is managing Yorktown XI Co. Information regarding the executive officers, directors or other control persons of the Reporting Persons is set forth on Schedule 1 attached hereto, which Schedule is hereby incorporated by reference.

d) None of the Reporting Persons or the persons identified on Schedule 1 hereto has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) None of the Reporting Persons or the persons identified on Schedule 1 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) All of the persons identified on Schedule 1 are citizens of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

On February 15, 2017, the Issuer issued a warrant to purchase shares of Common Stock at an exercise price of $0.36 per share to Yorktown XI (the “Warrant”). The warrant gives Yorktown XI the right to purchase a number of shares of Common Stock determined, as of the time of exercise, by dividing the aggregate unreturned capital of Yorktown XI’s Class A units of Carbon California Company, LLC, a Delaware limited liability company (“CCC”), then held by Yorktown XI by the exercise price then in effect. The number of shares of Common Stock and the exercise price are subject to certain adjustments from time to time as set forth in the Warrant, including adjustments upon the subdivision or combination of shares of common stock of the Issuer, payment of dividends by the Issuer, distributions by CCC, and additional capital contributions made by Yorktown XI to CCC. As of the date hereof, the Warrant is exercisable for an aggregate of 30,555,556 shares of the Company’s Common Stock. The Warrant has a term of seven years and includes certain standard registration rights with respect to the shares of Common Stock issuable upon exercise of the Warrant.

The foregoing description of the Warrant does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Warrant filed as Exhibit 4.1 to the Issuer’s Current Report on Form 8-K, filed with the Securities and Exchange Commission on February 21, 2017, and is incorporated herein by reference.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and they intend to review their investments in the Issuer on a continuing basis. The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5. Interest in Securities of the Issuer.

(a) Each of the Reporting Persons beneficially owns an aggregate of 30,555,556 shares of Common Stock of the Issuer which may be acquired upon exercise of the Warrant, representing 21.6% of the outstanding Common Stock of the Issuer (based on 110,638,849 total outstanding shares of Common Stock of the Issuer as of November 10, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 14, 2016, plus 30,555,556 shares of Common Stock issuable upon the exercise of the Warrant). Each Reporting Person disclaims beneficial ownership of the reported Common Stock except to the extent of such Reporting Person’s pecuniary interest therein, and this statement shall not be deemed an admission that such Reporting Person is the beneficial owner of the reported Common Stock for the purposes of Section 13(d) of the Exchange Act or any other purpose.

(b) The Warrant is directly held by Yorktown XI. Yorktown XI Co is the sole general partner of Yorktown XI. Yorktown XI Associates is the sole general partner of Yorktown XI Co. Yorktown XI Associates has the sole power to cause Yorktown XI Co to cause Yorktown XI to vote or direct the vote or to dispose or direct the disposition of the shares owned by Yorktown XI.

(c) Except as otherwise described herein or in any exhibit filed hereunder, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

(d) Except as otherwise described herein, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported on this Schedule 13D.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 is hereby incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Exhibit 1.1	Joint Filing Agreement dated February 27, 2017.

Exhibit 2.1	Form of Warrant to Purchase Common Stock issued on February 15, 2017 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on February 21, 2017).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 27, 2017

YORKTOWN ENERGY PARTNERS XI, L.P.

By:	Yorktown XI Company LP,
Its General Partner

By:	Yorktown XI Associates LLC,
Its General Partner

By:	/s/ Peter A. Leidel
Name: Peter A. Leidel
Title: Managing Member

YORKTOWN XI COMPANY LP

By:	Yorktown XI Associates LLC,
Its General Partner

By:	/s/ Peter A. Leidel
Name: Peter A. Leidel
Title: Managing Member

YORKTOWN XI ASSOCIATES LLC

By:	/s/ Peter A. Leidel
Name: Peter A. Leidel
Title: Managing Member

Schedule 1

CONTROL PERSONS AND EXECUTIVE OFFICERS OF REPORTING PERSONS

The name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the executive officers and other control persons of the Reporting Persons are set forth below:

Name and Business Address	Capacity in which Serves Yorktown XI Associates	Principal Occupation	Name, Principal Business and Address of Organization in which Principal Occupation is Conducted
Bryan H. Lawrence 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	Yorktown Partners LLC (1) 410 Park Avenue 19th Floor New York, New York 10022

Peter A. Leidel 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	Yorktown Partners LLC 410 Park Avenue 19th Floor New York, New York 10022

Tomás R. LaCosta 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	Yorktown Partners LLC 410 Park Avenue 19th Floor New York, New York 10022

W. Howard Keenan, Jr. 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	Yorktown Partners LLC 410 Park Avenue 19th Floor New York, New York 10022

Robert A. Signorino, Jr. 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	Yorktown Partners LLC 410 Park Avenue 19th Floor New York, New York 10022

Bryan R. Lawrence 410 Park Avenue 19th Floor New York, New York 10022	Managing Member	Managing Member of Yorktown Partners LLC	Yorktown Partners LLC 410 Park Avenue 19th Floor New York, New York 10022

(1)	Yorktown Partners LLC is a private investment manager that, together with its affiliates and affiliated funds, invests exclusively in the energy industry with an emphasis on North American oil and gas production and midstream businesses.